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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Neptune Orient Lines Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 26 2008
THOMSON FINANCIAL

FILE NO. 82- 02605 FISCAL YEAR 12-28-07

** Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 2/25/08

NOL

31 January 2008

RECEIVED
2008 FEB 19 A 8:22

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

12-28-07
AR/S

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made the following announcements and media releases:-

1) NOL 2007 Full Year Financial Statement and Dividend Announcement
2) Press Release on NOL 2007 Full Year Results
3) Presentation on NOL 2007 Full Year Results by NOL Group President & Chief Executive Officer and NOL Group Deputy President & Chief Financial Officer

Attached are copies of the announcements and media releases for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

Encs
/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2008\Letter to SEC (Elliott Staffin) - 12Feb08.DOC

APL
APL Logistics
Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

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Full Year * Financial Statement And Dividend Announcement

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee & Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	12-Feb-2008 07:12:12
Announcement No.	00002

>> Announcement Details

The details of the announcement start here ...

For the Financial Period Ended *	28-12-2007

Attachments:

- NOL_Full_Year_2007_Financial.pdf
- NOL_Full_Year_2007_Media_Release.pdf
- NOL_Full_Year_2007_Corporate_Presentation.pdf

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NEPTUNE ORIENT LINES LIMITED (Reg. No. 196800632D)
Unaudited Financial Information
For the Financial Year Ended 28 December 2007

1.(a)(i) Consolidated Income Statement

	Group		
	2007 US$'000	2006 US$'000	% Increase/ (Decrease)
Revenue	8,159,977	7,263,500	12
Cost of sales	(6,865,603)	(6,135,304)	12
Gross profit	1,294,374	1,128,196	15
Other gains (net)			
- Miscellaneous	47,909	30,522	57
- Finance and investment income	26,703	29,129	(8)
Expenses			
- Administrative	(717,443)	(720,725)	(0)
- Finance	(44,013)	(45,994)	(4)
- Impairment in value of goodwill arising on consolidation	-	(99,999)	(100)
- Other operating	(32,113)	(52,561)	(39)
Share of results of associated companies	3,300	1,640	101
Share of results of joint ventures	7,146	2,637	171
Profit before income tax	585,863	272,845	115
Income tax (expense)/credit	(53,900)	100,390	N/M
Net profit for the financial year	531,963	373,235	43
Attributable to:			
Equity holders of the Company	522,761	363,743	44
Minority interest	9,202	9,492	(3)
	531,963	373,235	43

1.(a)(ii) Notes to the Consolidated Income Statement

	Group		
	2007 US$'000	2006 US$'000	% Increase/ (Decrease)
(A) Investment Income	25	60	(58)
(B) Other Income Including Interest Income	41,167	36,940	11
(C) Interest on Borrowings	(36,465)	(37,502)	(3)
(D) Depreciation and Amortisation	(254,170)	(247,212)	3
(E) Allowance for Doubtful Debts and Bad Debts Written Off	(12,740)	(21,429)	(41)
(F) Provision for Impairment in Value of Investments	(201)	(6,908)	(97)
(G) Foreign Exchange Gain	11,285	14,334	(21)
(H) Adjustment for (Under)/Over Provision for Tax in Prior Years	(15,018)	125,639 [1]	N/M
(I) Profit on Sale of Investments, Property, Plant and Equipment and Investment Properties	24,583	12,291	100
(J) Write-off of Inventories	(347)	(103)	237

[1] Includes write-back due to adoption of tonnage tax regime in Q3 2006.

1.(b)(i) Balance Sheets

	Group			Company		
	28 Dec 2007 US$'000	29 Dec 2006 US$'000	% Increase/ (Decrease)	28 Dec 2007 US$'000	29 Dec 2006 US$'000	% Increase/ (Decrease)
ASSETS						
Current Assets						
Cash and cash equivalents	504,365	694,313	(27)	44,584	26,111	71
Trade and other receivables [2]	1,044,710	907,085	15	579,694	735,454	(21)
Inventories at cost	161,126	101,567	59	-	-	0
Derivative financial instruments	119,918	45,225	165	57,990	41,526	40
Other current assets	54,004	36,491	48	589	551	7
Total current assets	1,884,123	1,784,681	6	682,857	803,642	(15)
Non-current Assets						
Investments in subsidiaries	-	-	0	996,358	1,007,739	(1)
Investments in associated companies	15,107	8,736	73	1	24	(96)
Investments in joint ventures	23,004	17,112	34	-	-	0
Available-for-sale financial assets	147	323	(54)	-	11	(100)
Property, plant and equipment	2,812,777	2,168,365	30	283,111	47,153	500
Investment properties	21,348	23,114	(8)	-	-	0
Deferred charges	4,213	3,311	27	-	-	0
Intangible assets	32,927	26,115	26	141	26	442
Goodwill arising on consolidation	121,454	121,454	0	-	-	0
Deferred income tax assets	20,506	43,786	(53)	-	-	0
Other non-current assets	73,105	73,889	(1)	2,586	3,098	(17)
Total non-current assets	3,124,588	2,486,205	26	1,282,197	1,058,051	21
TOTAL ASSETS	5,008,711	4,270,886	17	1,965,054	1,861,693	6
LIABILITIES						
Current Liabilities						
Trade and other payables	1,116,496	915,633	22	93,498	86,703	8
Current income tax liabilities	32,313	36,364	(11)	18,660	18,166	3
Borrowings	54,263	141,683	(62)	2,268	8,539	(73)
Provisions	38,572	47,029	(18)	370	926	(60)
Deferred income	4,663	4,637	1	-	-	0
Derivative financial instruments	59,406	67,132	(12)	57,931	41,526	40
Other current liabilities [3]	238,218	178,472	33	-	-	0
Total current liabilities	1,543,931	1,390,950	11	172,727	155,860	11
Non-current Liabilities						
Borrowings	537,252	530,412	1	-	-	0
Provisions	123,613	115,987	7	-	-	0
Deferred income	537	5,478	(90)	-	-	0
Deferred income tax liabilities	18,180	17,148	6	11,310	10,329	9
Other non-current liabilities	77,981	68,816	13	-	-	0
Total non-current liabilities	757,563	737,841	3	11,310	10,329	9
TOTAL LIABILITIES	2,301,494	2,128,791	8	184,037	166,189	11
NET ASSETS	2,707,217	2,142,095	26	1,781,017	1,695,504	5
EQUITY						
Share capital	840,738	822,066	2	840,738	822,066	2
Treasury shares	(6,926)	-	N/M	(6,926)	-	N/M
	833,812	822,066	1	833,812	822,066	1
Shares held by employee benefit trust	(610)	(2,482)	(75)	-	-	0
Treasury share reserve	(78)	-	N/M	(78)	-	N/M
Retained earnings	1,726,025	1,280,755	35	918,017	852,015	8
Other reserves	102,769	8,378	1,127	29,266	21,423	37
Capital and reserves attributable to equity holders of the Company	2,661,918	2,108,717	26	1,781,017	1,695,504	5
Minority interest	45,299	33,378	36	-	-	0
TOTAL EQUITY	2,707,217	2,142,095	26	1,781,017	1,695,504	5
Net current assets	340,192	393,731	(14)	510,130	647,782	(21)

[2] Trade receivables include the full freight revenue for voyages, which corresponds to the contractual rights stipulated in the standard Bill of Lading and is inclusive of the freight charges collectable at destination for Free on Board shipments.

[3] Other current liabilities relates to deferred revenue arising from the percentage-of-completion method for revenue recognition.

1.(b)(ii) Borrowings

The Group As at 28 December 2007	Secured bank loans	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	6,897	47,307	59	54,263
Amount repayable in:				
2009	7,113	-	38	7,151
2010	11,935		25	11,960
2011	12,311	-	-	12,311
2012	11,891	-	-	11,891
Thereafter	50,234	443,705	-	493,939
	100,381	491,012	122	591,515

As at 29 December 2006	Secured bank loans	Unsecured bank loans	Secured finance lease liabilities	Total
	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less, or on demand	5,980	135,468	235	141,683
Amount repayable in :				
2008	6,651	-	50	6,701
2009	7,051	-	10	7,061
2010	7,410	-	10	7,420
2011	7,787	-	-	7,787
Thereafter	58,317	443,126	-	501,443
	93,196	578,594	305	672,095

The bank loans are secured mainly on vessels, and the finance lease liabilities are secured mainly on equipment and motor vehicles.

1.(b)(iii) Operating Lease Commitments

The future aggregate minimum lease payments under non-cancellable operating leases of the Group are as follows:

The Group As at 28 December 2007	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	630,000	19,803	85,551	28,488	72,186	836,028
Amount repayable in :						
2009	612,894	11,865	86,403	14,917	55,769	781,848
2010	593,110	507	87,413	9,708	34,310	725,048
2011	544,566	-	87,652	8,662	24,856	665,736
2012	483,102	-	84,529	8,662	17,931	594,224
Thereafter	1,682,878	-	1,000,970	19,319	41,096	2,744,263
	4,546,550	32,175	1,432,518	89,756	246,148	6,347,147

As at 29 December 2006	Vessels	Containers	Terminals	Chassis	Others	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Amount repayable in one year or less	485,977	37,194	73,179	31,105	65,673	693,128
Amount repayable in :						
2008	513,070	20,230	70,149	28,640	52,740	684,829
2009	487,785	12,084	67,209	14,987	43,026	625,091
2010	435,846	512	67,440	9,737	27,765	541,300
2011	418,666	-	67,682	8,684	21,038	516,070
Thereafter	1,655,514	-	875,335	28,052	49,991	2,608,892
	3,996,858	70,020	1,220,994	121,205	260,233	5,669,310

1.(c) Consolidated Cash Flow Statement

	Group 2007 US$'000	Group 2006 US$'000
Cash Flows from Operating Activities		
Profit before income tax	585,863	272,845
Adjustments for :		
Amortisation of non-current assets and deferred income	(446)	2,466
Depreciation of property, plant and equipment	254,138	244,276
Depreciation of investment properties	478	470
Fair value losses on cash flow hedges		
- cross currency interest rate swap: discontinuation of cash flow hedge	-	1,573
Fair value losses on fair value hedge		
- cross currency interest rate swap: hedging instrument	-	2,037
Fair value gains on long term borrowings		
- medium term note fair value hedge adjustment	-	(257)
Premium on bunker call option	5,459	-
Interest expense	36,465	37,502
Interest income	(25,776)	(23,794)
Investment income	(25)	(60)
Share-based compensation costs	10,532	9,981
Write-off of inventories	347	103
Fair value losses/(gains) on shares held by employee benefit trust	1,813	(703)
Net profit on disposal of property, plant and equipment	(24,022)	(7,437)
Net loss on disposal of intangible assets	-	102
Net profit on disposal of subsidiaries	-	(2,295)
Net (profit)/loss on disposal of associated companies	(419)	20
Net profit on disposal of available-for-sale financial assets	(153)	(2,579)
Net loss on disposal of other non-current investments	11	-
Net provision for impairment of loans and non-trade debts to associated companies	1,263	2,412
Net (write-back of)/provision for impairment of loans receivable	(279)	2,906
Net write-back of provision for impairment in value of property, plant and equipment	(230)	(1,180)
Net (write-back of)/provision for impairment in value of investment properties	(1,570)	625
Net provision for impairment in value of a joint venture company	-	2,075
Provision for impairment in value of available-for-sale financial assets	-	4,833
Net provision for/(write-back of) impairment of other non-current assets	201	(344)
Impairment in value of goodwill arising on consolidation	-	99,999
Net provision for restructuring and termination costs	1,235	13,171
Net provision for insurance, litigation and other claims, net of reimbursement	20,007	28,821
Net provision for drydocking costs	2,097	1,223
Share of results of associated companies	(3,300)	(1,640)
Share of results of joint ventures	(7,146)	(2,637)
Unrealised translation losses	4,541	151
Operating cash flow before working capital changes	861,084	684,665
Changes in operating assets and liabilities, net of effects from disposal of subsidiaries :		
Receivables	(170,917)	(64,809)
Inventories	(60,104)	(3,772)
Payables	242,654	14,598
Net amount due from associated companies	968	(2,664)
Cash generated from operations	873,685	628,018
Interest paid	(36,735)	(34,725)
Interest received	25,341	23,811
Net income tax paid	(34,366)	(57,239)
Net cash inflow from operating activities	827,925	559,865
Cash Flows from Investing Activities		
Acquisition of additional interests in a subsidiary	(14)	-
Investment in an associated company	(3,924)	-
Investment in a joint venture	-	(94)
Net proceeds from/(repayment of) loans receivable	251	(2,771)
Investment income received	25	60
Dividends received from an associated company	353	2,002
Dividends received from a joint venture	1,260	125
Additions in other non-current investments	(734)	(1,178)
Purchase of property, plant and equipment	(911,830)	(172,381)
Subsequent expenditure on investment properties	(18)	(5)
Purchase of intangible assets	(1,209)	(5,533)
Proceeds from disposal of property, plant and equipment	34,763	12,725
Proceeds from disposal of an investment property	4,245	-
Proceeds from disposal of available-for-sale financial assets	165	4,306
Proceeds from disposal of other non-current investments	76	9
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed [4]	13,112	2,238
Net cash outflow from investing activities	(863,479)	(160,497)
Cash Flows from Financing Activities		
Proceeds from borrowings	13,134	414,745
Net cash inflow contributed by employee benefit trust	217	23
Capital distribution to equity holders	-	(824,756)
Dividends paid to equity holders	(77,491)	(36,752)
Dividends paid to minority interest	(897)	(2,166)
Capital contribution by minority interest	28	5,527
Proceeds from issue of new ordinary shares	16,027	3,788
Proceeds from re-issuance of treasury shares	172	-
Purchase of treasury shares	(7,279)	-
Repayment of borrowings	(96,405)	(125,940)
Net payment for early redemption of medium term note and termination of cross currency interest rate swap	-	(298,204)
Payment of costs incurred in connection with long term financing	(1,900)	(2,266)
Net cash outflow from financing activities	(154,394)	(866,001)
Net decrease in cash and cash equivalents	(189,948)	(466,633)
Cash and cash equivalents at beginning of financial year	694,313	1,160,946
Cash and cash equivalents at end of financial year	504,365	694,313

[4] Summary of Effect of Disposal of Subsidiaries on the Group's Cash Flow

	Group	
	2007	2006
	US$'000	US$'000
Net assets disposed :		
Other non-current assets	10,935	540
Current assets	12,599	1,646
Current liabilities	(4,114)	(54)
Non-current liabilities	(176)	-
Net attributable assets disposed	19,244	2,132
Less : Minority interest	3,669	(36)
Add : Foreign currency translation reserve	(2,890)	(733)
	20,023	1,363
Net profit on disposal of subsidiaries	-	2,295
Net proceeds from disposal of subsidiaries	20,023	3,658
Less : Cash of subsidiaries disposed	(6,911)	(1,420)
Net cash inflow (net of transaction costs) from disposal of subsidiaries, net of cash disposed	13,112	2,238

1.(d)(i) Statement of Changes in Equity

	Capital and reserves attributable to equity holders of the Company							
GROUP	Share capital	Treasury shares	Shares held by employee benefit trust	Treasury share reserve	Retained earnings	Other reserves	Minority interest	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 30 December 2006	822,066	-	(2,482)	-	1,280,755	8,378	33,378	2,142,095
Fair value gains on cash flow hedges	-	-	-	-	-	140,654	-	140,654
Fair value gains on cash flow hedges transferred to the income statement	-	-	-	-	-	(58,693)	-	(58,693)
Fair value losses on available-for-sale financial asset	-	-	-	-	-	(150)	-	(150)
Tax on fair value gains and losses	-	-	-	-	-	(935)	-	(935)
Currency translation differences	-	-	-	-	-	5,731	(67)	5,664
Net gains/(losses) recognised directly in equity	-	-	-	-	-	86,607	(67)	86,540
Net profit for the financial year	-	-	-	-	522,761	-	9,202	531,963
Total gains recognised for the financial year	-	-	-	-	522,761	86,607	9,135	618,503
Dividends to equity holders	-	-	-	-	(77,491)	-	-	(77,491)
Dividends to minority interest	-	-	-	-	-	-	(897)	(897)
Acquisition of additional interests in a subsidiary	-	-	-	-	-	-	(14)	(14)
Capital contribution by minority interest	-	-	-	-	-	-	28	28
Disposal of a subsidiary	-	-	-	-	-	-	3,669	3,669
Employee equity compensation schemes:								
- value of employee services	-	-	-	-	-	10,532	-	10,532
- proceeds from shares issued	18,672	-	-	-	-	(2,645)	-	16,027
- treasury shares re-issued	-	353	-	(78)	-	(103)	-	172
Purchase of treasury shares	-	(7,279)	-	-	-	-	-	(7,279)
Sale of shares by employee benefit trust	-	-	1,872	-	-	-	-	1,872
Balance at 28 December 2007	840,738	(6,926)	(610)	(78)	1,726,025	102,769	45,299	2,707,217

1.(d)(i) Statement of Changes in Equity (continued)

GROUP	Share capital	Share premium	Shares held by employee benefit trust	Retained earnings	Other reserves	Minority interest	Total equity
	Capital and reserves attributable to equity holders of the Company						
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 31 December 2005	814,447	556,586	(1,399)	1,222,706	12,733	20,835	2,625,908
Employee equity compensation schemes:							
- proceeds from shares issued	913	2,758	-	-	(1,794)	-	1,877
Capital distribution to equity holders	-	(555,814)	-	(268,942)	-	-	(824,756)
Balance before transfer of share premium reserve to share capital	815,360	3,530	(1,399)	953,764	10,939	20,835	1,803,029
Transfer of share premium reserve to share capital upon implementation of Companies (Amendment) Act 2005 *	3,530	(3,530)	-	-	-	-	-
Balance after transfer of share premium reserve to share capital	818,890	-	(1,399)	953,764	10,939	20,835	1,803,029
Fair value losses on cash flow hedges	-	-	-	-	(11,673)	-	(11,673)
Fair value losses on cash flow hedges transferred to the income statement	-	-	-	-	1,954	-	1,954
Fair value losses on hedged risk of medium term note	-	-	-	-	(18,227)	-	(18,227)
Fair value losses on hedged risk of medium term note transferred to the income statement	-	-	-	-	18,227	-	18,227
Net fair value losses on available-for-sale financial assets	-	-	-	-	(7,980)	-	(7,980)
Tax on fair value gains and losses	-	-	-	-	753	-	753
Currency translation differences	-	-	-	-	6,330	(274)	6,056
Net losses recognised directly in equity	-	-	-	-	(10,616)	(274)	(10,890)
Net profit for the financial year	-	-	-	363,743	-	9,492	373,235
Total gains/(losses) recognised for the financial year	-	-	-	363,743	(10,616)	9,218	362,345
Dividends to equity holders	-	-	-	(36,752)	-	-	(36,752)
Dividends to minority interest	-	-	-	-	-	(2,166)	(2,166)
Capital contribution by minority interest	-	-	-	-	-	5,527	5,527
Disposal of subsidiaries	-	-	-	-	-	(36)	(36)
Employee equity compensation schemes:							
- value of employee services	-	-	-	-	9,320	-	9,320
- proceeds from shares issued	3,176	-	-	-	(1,265)	-	1,911
Purchase of shares by employee benefit trust	-	-	(1,083)	-	-	-	(1,083)
Balance at 29 December 2006	822,066	-	(2,482)	1,280,755	8,378	33,378	2,142,095

* With the implementation of the Companies (Amendment) Act 2005 on 30 January 2006, the concept of authorised share capital is abolished and the shares of the Company have no par value. Consequently, the balance in share premium within equity as at 30 January 2006 had been reclassified to the Company's share capital.

COMPANY	Share capital	Treasury shares	Treasury shares reserves	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 30 December 2006	822,066	-	-	852,015	21,423	1,695,504
Fair value gains on cash flow hedges	-	-	-	-	199	199
Fair value gains on cash flow hedges transferred to the income statement	-	-	-	-	(140)	(140)
Net gains recognised directly in equity	-	-	-	-	59	59
Net profit for the financial year	-	-	-	143,493	-	143,493
Total gains recognised for the financial year	-	-	-	143,493	59	143,552
Dividends to equity holders	-	-	-	(77,491)	-	(77,491)
Employee equity compensation schemes:						
- value of employee services	-	-	-	-	10,532	10,532
- proceeds from shares issued	18,672	-	-	-	(2,645)	16,027
- treasury shares re-issued	-	353	(78)	-	(103)	172
Purchase of treasury shares	-	(7,279)	-	-	-	(7,279)
Balance at 28 December 2007	840,738	(6,926)	(78)	918,017	29,266	1,761,017

1.(d)(i) Statement of Changes in Equity (continued)

COMPANY	Share capital	Share premium	Retained earnings	Other reserves	Total equity
	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at 31 December 2005	814,447	556,586	1,020,722	22,327	2,414,082
Employee equity compensation schemes:					
- proceeds from shares issued	913	2,758	-	(1,794)	1,877
Capital distribution to equity holders	-	(555,814)	(268,942)	-	(824,756)
Balance before transfer of share premium reserve to share capital	815,360	3,530	751,780	20,533	1,591,203
Transfer of share premium reserve to share capital upon implementation of Companies (Amendment) Act 2005 [#]	3,530	(3,530)	-	-	-
Balance after transfer of share premium reserve to share capital	818,890	-	751,780	20,533	1,591,203
Fair value gains on cash flow hedges	-	-	-	17,567	17,567
Fair value gains on cash flow hedges transferred to the income statement	-	-	-	(16,715)	(16,715)
Fair value losses on hedged risk of medium term note	-	-	-	(18,227)	(18,227)
Fair value losses on hedged risk of medium term note transferred to the income statement	-	-	-	18,227	18,227
Fair value losses on available-for-sale financial asset	-	-	-	(8,017)	(8,017)
Net losses recognised directly in equity	-	-	-	(7,165)	(7,165)
Net profit for the financial year	-	-	136,987	-	136,987
Total gains/(losses) recognised for the financial year	-	-	136,987	(7,165)	129,822
Dividends to equity holders	-	-	(36,752)	-	(36,752)
Employee equity compensation schemes:					
- value of employee services	-	-	-	9,320	9,320
- proceeds from shares issued	3,176	-	-	(1,265)	1,911
Balance at 29 December 2006	822,066	-	852,015	21,423	1,695,504

[#] With the implementation of the Companies (Amendment) Act 2005 on 30 January 2006, the concept of authorised share capital is abolished and the shares of the Company have no par value. Consequently, the balance in share premium within equity as at 30 January 2006 had been reclassified to the Company's share capital.

1.(d)(ii) Details of any changes in the Company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the previous period of the immediately preceding financial year.

Issued and paid up capital
As at 28 December 2007, the Company's issued and paid-up capital comprised 1,469,941,544 (29 December 2006: 1,456,480,540) ordinary shares.

Share options
As at 29 December 2006, there were 34,344,000 outstanding options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL Share Option Plan ("NOL SOP").

During the financial year, 11,711,463 share options were exercised to take up unissued shares of the Company at the subscription price of between S$2.06 and S$2.20 per share and 1,633,004 options were cancelled.

In addition, the Company granted 7,291,000 new options to subscribe for unissued ordinary shares exercisable at any time during the exercise periods under the NOL SOP.

As at 28 December 2007, options to subscribe for 28,290,533 ordinary shares remain outstanding under the NOL SOP.

Performance shares
As at 29 December 2006, there were 5,001,115 outstanding performance shares under the NOL Performance Share Plan ("NOL PSP").

During the financial year, 1,873,207 performance shares were vested on 2 January 2007 and 201,001 were cancelled.

In addition, the Company awarded 1,858,000 new performance shares under the NOL PSP.

As at 28 December 2007, 4,784,907 performance shares remain outstanding under the NOL PSP.

Treasury shares
Pursuant to the share purchase mandate approved at the Annual General Meeting held on 18 April 2007, the Company purchased a total of 2,350,000 shares during the financial year. The shares were purchased by way of market acquisitions at prices ranging from S$3.94 to S$4.98 per share and the total consideration paid was US$7,278,756 (including transaction costs). The share purchases were made out of the Company's capital and held as treasury shares for the purposes of fulfilling the Company's obligations under the NOL SOP and NOL PSP.

During the financial year, the Company re-issued 123,666 treasury shares pursuant to the NOL SOP at the exercise price of between S$2.06 and S$2.20 per share.

As at 28 December 2007, there were 2,226,334 treasury shares that may be re-issued upon the exercise of options under the NOL SOP and the vesting of performance shares under the NOL PSP.

2. **Basis of Preparation**

The preparation of the FY 2007 financial information in conformity with Singapore Financial Reporting Standards requires management to exercise its judgement in the process of applying the Neptune Orient Lines Limited Group's accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities as at 28 December 2007 and the reported amounts of revenue and expenses during the financial year from 30 December 2006 to 28 December 2007. Although these estimates are based on management's best knowledge of current events and actions, actual results may ultimately differ from those estimates.

3. **Audit or Review of Figures**

The figures have not been audited nor reviewed by our auditors.

4. **Auditors' Report (including any qualifications or emphasis of matter)**

N.A.

5. **Accounting Policies**

Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

Except as disclosed under Note 6(a), the Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting year compared with the audited financial statements as at 29 December 2006.

6.(a) **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, to disclose what has changed, as well as the reasons for, and the effect of, the change.**

On 30 December 2006, the Group and the Company early adopted the new or revised Singapore Financial Reporting Standards ("FRS"), which are effective for the financial period beginning on or after 1 January 2007. Further, the Group and the Company adopted Interpretations of FRS ("INT FRS") that are mandatory for application in the current financial year. The 2006 comparatives have been amended where as required, in accordance with the relevant transitional provisions in the respective FRS and INT FRS.

The following are the FRS and INT FRS that are relevant to the Group:

Amendments to FRS 1 : Presentation of Financial Statements (Capital Disclosures)
FRS 40 : Investment Property
FRS 107 : Financial Instruments: Disclosures
INT FRS 107 : Applying the Restatement Approach under FRS 29, Financial Reporting in Hyperinflationary Economies
INT FRS 108 : Scope of FRS 102, Share-based Payment
INT FRS 109 : Reassessment of Embedded Derivatives
INT FRS 110 : Interim Financial Reporting and Impairment

The adoption of the above FRS and INT FRS did not have any significant impact on the Group and the Company except as discussed below:

1) Amendments to FRS 1, Presentation of Financial Statements (Capital disclosures)

The amendment to FRS 1 requires the Group to make new disclosures to enable users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital.

The required disclosures will be made accordingly in the full year financial statements of the Group and the Company.

2) FRS 107, Financial instruments: Disclosures

FRS 107 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk.

The required disclosures will be made accordingly in the full year financial statements of the Group and the Company.

3) FRS 40, Investment property

FRS 40 requires companies to choose to measure investment properties either using the fair value or cost method.

The Group and the Company have elected to measure investment properties under the cost method. Investment properties are stated at cost less accumulated depreciation and accumulated impairment losses.

Under the transitional provision of FRS 40, net book value of freehold land and buildings of US$23.1 million had been reclassified from property, plant and equipment to investment properties at 30 December 2006.

6.(b) **Comparatives**

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

7.

GROUP	2007	2006
Earnings per ordinary share after deducting any provision for preference dividends		
a) Based on the weighted average number of ordinary shares on issue (adjusted for shares held by employee benefit trust and treasury shares)	**35.72 US cts**	**25.00 US cts**
b) On a fully diluted basis (detailing any adjustments made to the earnings)	**35.33 US cts**	**24.92 US cts**

8. **Net Asset Value**

	Group			Company		
	28 Dec 2007	29 Dec 2006	Inc / (Dec)	28 Dec 2007	29 Dec 2006	Inc / (Dec)
	US$	US$	%	US$	US$	%
Net Asset Value per ordinary share based on issued share capital (adjusted for treasury shares) of the issuer	**1.81**	**1.45**	**24.83**	**1.21**	**1.16**	**4.31**

9. Review of the Performance of the Group

FY 2007 vs FY 2006

The NOL Group achieved revenue of US$8.16 billion (FY 2006: US$7.26 billion), an increase of 12% year-on-year (YoY).

Net profit increased 44% YoY from US$364 million in FY 2006 to US$523 million in FY 2007, primarily due to improved liner volumes and freight rates in selected key trades.

The FY 2006 net profit included a US$144 million gain from the write-back of deferred tax liabilities arising from election of the US tonnage tax regime, partially offset by a US$125 million write-down of goodwill and deferred tax assets following a review of the warehousing service businesses.

Q4 2007 vs Q4 2006

The NOL Group achieved revenue of US$2.42 billion (Q4 2006: US$1.99 billion), an increase of 22% quarter-on-quarter (QoQ).

Net profit increased from US$50 million in Q4 2006 to US$196 million in Q4 2007, due to improved liner freight rates and volumes in selected key trades.

		FY 2007 US$'m	Q4 2007 US$'m	Q3 2007 US$'m	Q2 2007 US$'m	Q1 2007 US$'m
(a)	**Revenue**					
	Liner	6,852	2,048	1,715	1,516	1,573
	Logistics	1,323	381	318	299	325
	Others	129	37	29	28	35
	Elimination	(144)	(42)	(33)	(33)	(36)
	Total	8,160	2,424	2,029	1,810	1,897
(b)	EBIT					
	Liner	533	196	192	98	47
	Logistics	57	19	12	14	12
	Others	23	13	5	-	5
	Total	613	228	209	112	64

		FY 2006 US$'m	Q4 2006 US$'m	Q3 2006 US$'m	Q2 2006 US$'m	Q1 2006 US$'m
(a)	**Revenue**					
	Liner	5,947	1,624	1,446	1,341	1,536
	Logistics	1,310	361	313	292	344
	Others	136	40	31	31	34
	Elimination	(129)	(40)	(31)	(27)	(31)
	Total	7,264	1,985	1,759	1,637	1,883
(b)	EBIT					
	Liner	341	55	86	76	124
	Logistics	50 [7]	10	14 [7]	10	16
	Others	10	6	(3)	2	5
	Total	401	71	97	88	145

[7] Excludes the impairment in value of goodwill arising on consolidation of US$100 million.

(c) **Analysis by Business Units**

(i) **Liner**

FY 2007 vs FY 2006

Liner revenue rose 15% year-on-year (YoY) to US$6.9 billion. Volumes increased 12% YoY, mostly in the Intra-Asia and Transpacific trade, while average revenue per FEU showed a 4% improvement over the previous year.

EBIT increased by 56% YoY to US$533 million primarily as a result of higher freight rates, improved volumes, yield management and cost mitigation efforts.

Q4 2007 vs Q4 2006

Liner revenue rose 26% quarter-on-quarter (QoQ) to US$2.0 billion. Volumes increased 16% QoQ, mostly in the Transpacific and Intra-Asia trades, while average revenue per FEU rose by 11% as a result of rate restoration programs in key trade lanes.

EBIT increased by 256% QoQ to US$196 million due to rate restoration in key trades, improved volumes, yield management and cost mitigation efforts.

APL FULL YEAR RESULTS 2007 and 2006

Unaudited

	FY 2007	Q4 2007	Q3 2007	Q2 2007	Q1 2007
Load Factors %					
Transpacific Eastbound	93%	90%	96%	93%	94%
Asia-Europe Westbound	100%	98%	100%	100%	100%
Transatlantic Westbound	93%	90%	98%	99%	87%
Intra-Asia Westbound	100%	96%	100%	100%	100%
Asia-Latin America/Mexico Eastbound	98%	99%	97%	100%	97%
Headhaul	96%	93%	99%	98%	98%
Volume (000s FEU)					
Americas					
Transpacific	832	243	203	186	200
Latin America	182	55	44	40	43
	1,014	298	247	226	243
Europe					
Asia-Europe	428	117	98	101	112
Transatlantic	132	38	32	31	31
	560	155	130	132	143
Asia/Middle East					
Intra-Asia	784	217	187	184	196
Total Volume [a]	2,358	670	564	542	582
Operating Expenses (US$'m)					
Americas					
Transpacific	2,956	873	712	661	710
Latin America	615	186	148	134	147
	3,571	1,059	860	795	857
Europe					
Asia-Europe	1,160	340	268	264	288
Transatlantic	384	105	96	89	94
	1,544	445	364	353	382
Asia/Middle East					
Intra-Asia	1,204	348	299	270	287
Total Operating Expenses	6,319	1,852	1,523	1,418	1,526
Analysis of Expenses (US$'m)					
Operating Cost	5,575	1,639	1,342	1,244	1,350
General and Administrative	510	147	126	121	116
Depreciation and Amortisation	233	66	55	52	60
Others [b]	1	-	-	1	-
Total Operating Expenses	6,319	1,852	1,523	1,418	1,526

[a] Represents volume recognised from each Bill of Lading upon commencement of shipment on vessels.

[b] Others consists of minority interest and share of results of associated companies and joint ventures.

	FY 2006	Q4 2006	Q3 2006	Q2 2006	Q1 2006
Load Factors %					
Transpacific Eastbound	95%	93%	99%	91%	98%
Asia-Europe Westbound	98%	100%	99%	99%	96%
Transatlantic Westbound	93%	85%	91%	96%	100%
Intra-Asia Westbound	97%	100%	99%	97%	92%
Asia-Latin America/Mexico Eastbound	100%	97%	100%	100%	97%
Headhaul	96%	96%	99%	95%	96%
Volume (000s FEU)					
Americas					
Transpacific	730	197	176	167	190
Latin America	165	45	41	37	42
	895	242	217	204	232
Europe					
Asia-Europe	414	113	97	96	108
Transatlantic	120	32	27	28	33
	534	145	124	124	141
Asia/Middle East					
Intra-Asia	668	193	164	154	157
Total Volume [10]	2,097	580	505	482	530
Operating Expenses (US$'m)					
Americas					
Transpacific	2,616	720	636	583	677
Latin America	538	149	127	124	138
	3,154	869	763	707	815
Europe					
Asia-Europe	1,055	300	253	243	259
Transatlantic	351	94	84	83	90
	1,406	394	337	326	349
Asia/Middle East					
Intra-Asia	1,046	306	260	232	248
Total Operating Expenses	5,606	1,569	1,360	1,265	1,412
Analysis of Expenses (US$'m)					
Operating Cost	4,876	1,369	1,185	1,095	1,227
General and Administrative	507	138	123	120	126
Depreciation and Amortisation	222	61	52	50	59
Others [11]	1	1	-	-	-
Total Operating Expenses	5,606	1,569	1,360	1,265	1,412

[10] Represents volume recognised from each Bill of Lading upon commencement of shipment on vessels.

[11] Others consists of minority interest and share of results of associated companies and joint ventures.

(c) **Analysis by Business Units (continued)**

(ii) **Logistics**

FY 2007 vs FY 2006

APL Logistics recorded revenue of US$1.32 billion, a 1% increase year-on-year (YoY). Contract Logistics revenue was down 7% YoY, while revenue in International Services increased by 18% on higher volume growth.

EBIT totalled US$57 million, a YoY 14% increase due to cost mitigation efforts in Contract Logistics offset by higher operating expenses from the International Services segment.

Q4 2007 vs Q4 2006

APL Logistics recorded revenue of US$381 million, a 6% increase quarter-on-quarter (QoQ). Contract Logistics revenue was down 5% QoQ while revenue in International Services increased by 25%.

EBIT totalled US$19 million, a QoQ 90% increase due to cost mitigation efforts and higher revenue derived in International Services segment.

APLL FULL YEAR RESULTS 2007 and 2006

Unaudited

US$ millions

	FY 2007	Q4 2007	Q3 2007	Q2 2007	Q1 2007
BY REGION					
Revenue					
Americas	823	228	193	190	212
Europe	196	60	47	44	45
Asia/Middle East	304	93	78	65	68
Total Revenue	1,323	381	318	299	325
BY BUSINESS SEGMENT					
Revenue					
Contract Logistics Services	807	224	186	186	211
International Services	516	157	132	113	114
Total Revenue	1,323	381	318	299	325
Operating Expenses					
Contract Logistics Services	780	217	181	177	205
International Services	486	145	125	108	108
Total Operating Expenses	1,266	362	306	285	313
EBIT					
Contract Logistics Services	27	7	5	9	6
International Services	30	12	7	5	6
Total EBIT	57	19	12	14	12
Analysis of Expenses					
Operating Cost	1,056	306	251	237	262
General and Administrative	197	53	52	45	47
Depreciation and Amortisation	11	3	3	2	3
Others [12]	2	-	-	1	1
Total Operating Expenses	1,266	362	306	285	313

[12] Others consists of minority interest and share of results of associated companies and joint ventures.

APLL FULL YEAR RESULTS 2007 and 2006 (continued)
Unaudited
US$ millions

	FY 2006	Q4 2006	Q3 2006	Q2 2006	Q1 2006
BY REGION					
Revenue					
Americas	878	237	201	198	242
Europe	180	55	41	40	44
Asia/Middle East	252	69	71	54	58
Total Revenue	1,310	361	313	292	344
BY BUSINESS SEGMENT					
Revenue					
Contract Logistics Services	871	235	199	197	240
International Services	439	126	114	95	104
Total Revenue	1,310	361	313	292	344
Operating Expenses					
Contract Logistics Services	853	231	196	192	234
International Services	407	120	103	90	94
Total Operating Expenses	1,260	351	299	282	328
EBIT					
Contract Logistics Services	18 [13]	4	3 [13]	5	6
International Services	32	6	11	5	10
Total EBIT	50	10	14	10	16
Analysis of Expenses					
Operating Cost	1,044	286	246	237	275
General and Administrative	198	58	48	43	49
Depreciation and Amortisation	12	4	3	2	3
Others [14]	6	3	2	-	1
Total Operating Expenses	1,260	351	299	282	328

[13] Excludes the impairment in value of goodwill arising on consolidation of US$100 million.
[14] Others consists of minority interest and share of results of associated companies and joint ventures.

10. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.**

N.A.

11. **A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the Group operates and any known factors or events that may affect the Group in the next reporting period and the next 12 months.**

Based on recent volatility in world financial markets and a slowing US economy, we expect growth in the US container trades to moderate. In other markets, we expect that there will be continuing growth in container shipping, particularly in trade lanes linked with the Asian economies.

12. **Dividend**

(a) **Any dividend recommended for the current financial period reported on?**

The directors are pleased to recommend a final tax exempt (one-tier) dividend of 10.00 Singapore cents per share in respect of the financial year ended 28 December 2007 for approval by shareholders at the Annual General Meeting to be convened on 16 April 2008.

The recommended final dividend has not been provided for in this financial information and will be accounted for in the shareholders' equity as an appropriation of FY 2007 profits after tax in the financial information for the year ending 26 December 2008.

Name of dividend	Interim	Final
Dividend Type	Cash	Cash
Dividend Amount per share	4.00 Singapore cents	10.00 Singapore cents
Tax Rate	Tax Exempt (One-tier)	Tax Exempt (One-tier)
Payment Date	7 September 2007	5 May 2008

(b) **Any dividend declared for the corresponding period of the immediately preceding financial year?**

Name of dividend	Interim	Final
Dividend Type	Cash	Cash
Dividend Amount per share	4.00 Singapore cents	4.00 Singapore cents
Tax Rate	Tax Exempt (One-tier)	Tax Exempt (One-tier)
Payment Date	18 September 2006	9 May 2007

(c) **Date payable**

On 18 September 2006, an interim tax exempt (one-tier) dividend of 4.00 Singapore cents per share was paid in respect of the financial year ended 29 December 2006.

On 9 May 2007, a final tax exempt (one-tier) dividend of 4.00 Singapore cents per share was paid in respect of the financial year ended 29 December 2006.

On 7 September 2007, an interim tax exempt (one-tier) dividend of 4.00 Singapore cents per share was paid in respect of the financial year ended 28 December 2007.

The recommended final tax exempt (one-tier) dividend of 10.00 Singapore cents per share, if approved at the Annual General Meeting to be held on 16 April 2008, will be paid on 5 May 2008.

(d) **Books closure date**

Notice is hereby given that subject to shareholders' approval being obtained for the proposed final tax exempt (one-tier) dividend of 10.00 Singapore cents per share for the financial year ended 28 December 2007 ("dividend"), the Share Transfer Books and the Register of Members of the Company will be closed on 23 April 2008. To determine shareholders' entitlement to the dividend, Registrable Transfers received by the Company's Registrar, B.A.C.S. Private Limited, 63 Cantonment Road, Singapore 089758, up to 5.00 pm on 22 April 2008 will be registered to determine shareholders' entitlement to the dividend.

(e) **If no dividend has been declared (recommended), a statement to that effect.**

N.A.

13. **Segment Information**
Primary Segment Reporting By Business Segments

The principal activities of the Group include those relating to:

1. Liner - Global container transportation operations. It offers container shipping services in major trade lanes such as Transpacific, Intra-Asia, Transatlantic, Latin America and Asia-Europe.

2. Logistics - Global logistics provider with a comprehensive network of facilities and services to support the global supply chain management needs of customers. The range of services include consolidation, warehousing, global freight management (ocean, air, truck and rail), domestic distribution networks, international deconsolidation and information technologies that provide timely and accurate information to effectively manage supply chain activities.

The terms of inter-segment sales are established by negotiation between the various business units.

Unallocated income statement items represent income tax expense or credit, interest expense and interest income. However, costs are sometimes incurred at the enterprise level on behalf of a segment. Such costs are segment expenses if they relate to the segment's operating activities and they can be directly attributed or allocated to the segment on a reasonable basis.

Segment assets comprise primarily of property, plant and equipment, investment properties, intangible assets, goodwill arising on consolidation, inventories, receivables, operating cash and other investments and exclude fixed and demand deposits and deferred income tax assets. Segment liabilities comprise primarily of operating liabilities and exclude items such as income tax liabilities and borrowings.

Capital expenditure comprises additions to property, plant and equipment, investment properties and intangible assets, excluding those acquired through business combinations.

2007	Liner US$'000	Logistics US$'000	Others US$'000	Elimination US$'000	Total US$'000
Revenues					
External sales	6,823,289	1,322,914	13,774	-	8,159,977
Inter-segment sales	28,676	29	115,580	(144,285)	-
Total revenue	6,851,965	1,322,943	129,354	(144,285)	8,159,977
Segment result	515,745	56,042	14,319	-	586,106
Interest expense					(36,465)
Interest income					25,776
Share of results of associated companies	-	2,787	513	-	3,300
Share of results of joint ventures	-	782	6,364	-	7,146
Profit before income tax					585,863
Income tax expense					(53,900)
Net profit for the financial year					531,963
Segment assets	3,725,472	308,093	886,142	(375,217)	4,544,490
Associated companies	-	11,166	3,941	-	15,107
Joint ventures	-	5,465	17,539	-	23,004
Unallocated assets					426,110
Consolidated total assets					5,008,711
Segment liabilities	1,554,575	343,668	136,460	(375,217)	1,659,486
Unallocated liabilities					642,008
Consolidated total liabilities					2,301,494
Other segment items:					
Capital expenditures					
- property, plant & equipment	632,339	24,742	254,749	-	911,830
- investment properties	-	-	18	-	18
- intangible assets	353	12,960	137	-	13,450
Depreciation	236,174	7,954	10,488	-	254,616
Amortisation	(3,287)	2,820	21	-	(446)
Net provision for/(write-back of) impairment	10,494	1,385	(773)	-	11,106
Other non-cash expenses	30,911	7,230	2,853	-	40,994

13. Segment Information (continued)
Primary Segment Reporting By Business Segments (continued)

2006	Liner US$'000	Logistics US$'000	Others US$'000	Elimination US$'000	Total US$'000
Revenues					
External sales	5,917,483	1,309,732	36,285	-	7,263,500
Inter-segment sales	29,034	107	99,405	(128,546)	-
Total revenue	5,946,517	1,309,839	135,690	(128,546)	7,263,500
Segment result	316,396	(48,168)	14,048	-	282,276
Interest expense					(37,502)
Interest income					23,794
Share of results of associated companies	-	2,846	(1,206)	-	1,640
Share of results of joint ventures	-	(917)	3,554	-	2,637
Profit before income tax					272,845
Income tax credit					100,390
Net profit for the financial year					373,235
Segment assets	3,069,547	297,603	811,503	(552,091)	3,626,562
Associated companies	-	8,736	-	-	8,736
Joint ventures	-	4,677	12,435	-	17,112
Unallocated assets					618,476
Consolidated total assets					4,270,886
Segment liabilities	1,564,280	251,354	139,641	(552,091)	1,403,184
Unallocated liabilities					725,607
Consolidated total liabilities					2,128,791
Other segment items:					
Capital expenditures					
- property, plant & equipment	160,241	10,423	1,717	-	172,381
- investment properties	-	-	5	-	5
- intangible assets	2,321	3,198	14	-	5,533
Depreciation	222,450	8,533	13,763	-	244,746
Amortisation	(539)	2,982	23	-	2,466
Net provision for impairment	15,144	103,724	8,057	-	126,925
Other non-cash expenses	47,215	3,537	6,403	-	57,155

Secondary Segment Reporting By Geographical Segments

In respect of liner activities which covers the world's major shipping lanes, the geographical segment of external sales are reported as follows:

Geographical segment	Trade Lanes
Asia/Middle East	Intra-Asia
Europe	Asia-Europe Transatlantic
Americas	Transpacific Latin America

In respect of logistics activities, the geographical segments of external sales are reported based on the country where the services were significantly performed.

In respect of other activities, the geographical segments of external sales are reported based on the country of domicile of customers.

The directors of the Company consider that the nature of the Group's business precludes a meaningful allocation of vessels, drydocking costs and containers to specific geographical segments as defined under FRS 14, Segment Reporting. These vessels, together with the related drydocking costs, and containers are primarily utilised across geographic markets for shipment of cargoes throughout the world. This is in line with the industry practice.

	Sales			Total Assets		
	2007 US$'000	2006 US$'000	% Increase/ (Decrease)	2007 US$'000	2006 US$'000	% Increase/ (Decrease)
Asia/Middle East	1,832,807	1,471,889	25	1,247,630	1,181,949	6
Europe	1,847,842	1,563,272	18	287,456	223,646	29
Americas	4,479,328	4,228,339	6	1,072,166	1,028,688	4
Subtotal	8,159,977	7,263,500		2,607,252	2,434,283	
Vessels	-	-	0	1,662,040	1,385,651	20
Containers	-	-	0	666,585	396,796	68
Drydocking costs	-	-	0	72,834	54,156	34
Total	8,159,977	7,263,500		5,008,711	4,270,886	

13. Segment Information (continued)
Secondary Segment Reporting By Geographical Segments (continued)

	Capital Expenditure - Property, plant and equipment		
	2007 US$'000	2006 US$'000	% Increase/ (Decrease)
Asia/Middle East	32,059	18,586	72
Europe	2,991	752	298
Americas	102,065	56,434	81
Subtotal	137,115	75,772	
Vessels	388,493	5,341	7,136
Containers	345,499	52,646	556
Drydocking costs	42,723	38,622	11
Total	911,830	172,381	

	Capital Expenditure - Investment Properties			Capital Expenditure - Intangible Assets		
	2007 US$'000	2006 US$'000	% Increase/ (Decrease)	2007 US$'000	2006 US$'000	% Increase/ (Decrease)
Asia/Middle East	18	5	260	12,548	40	31,270
Europe	-	-	0	5	14	(64)
Americas	-	-	0	897	5,479	(84)
Total	18	5		13,450	5,533	

14. Factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Please refer to Note 9 for an analysis by business units.

15. Breakdown of sales as follows:

	Group		
	2007 US$'000	2006 US$'000	% Increase/ (Decrease)
Sales reported for the first half year	3,707,135	3,519,618	5
Operating gains after income tax before deducting minority interest reported for first half year	140,039	190,581	(27)
Sales reported for the second half year	4,452,842	3,743,882	19
Operating gains after income tax before deducting minority interest reported for second half year	391,924	182,654	115

16. **Interested Person Transactions**

Aggregate value of all transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual	**2007 US$'000**	**2006 US$'000**
Transactions for the Purchase of Goods and Services		
Keppel Shipyard Limited and its associates	3,249	13,044
Keppel Telecommunications & Transportation Ltd and its associates	557	650
PSA Corporation Limited and its associates	149,239	122,967
SembCorp Marine Ltd and its associates	620	2,725
Singapore Petroleum Company Limited and its associates	10,465	24,252
Singapore Technologies Engineering Ltd and its associates	-	72
Temasek Capital (Private) Limited and its associates	-	72
Transactions for the Leasing-in of Assets		
SembCorp Marine Ltd and its associates	4,412	4,175
Transactions for the Sale of Goods and Services		
Keppel Shipyard Limited and its associates	70	-
Keppel Telecommunications & Transportation Ltd and its associates	-	401
PSA Corporation Limited and its associates	243	2,078
SembCorp Marine Ltd and its associates	79	118
SembCorp Industries Ltd and its associates	-	64
Singapore Food Industries and its associates	-	90
SNP Corporation Ltd and its associates	323	69

The above relates to cumulative value of transactions (inclusive of GST) more than S$100K.

17. **A breakdown of total annual dividend (in dollar value) for the issuer's latest full year and its previous year as follows:-**

	2007 US$'000	2006 US$'000
Ordinary	139,899	75,423
Preference	-	-
Total	139,899	75,423

BY ORDER OF THE BOARD

MARJORIE WEE AND WONG KIM WAH
Company Secretaries

Dated this 12 February 2008

Press Release

NOL Posts 2007 Net Profit of US$523 Million, Up 44%

FOURTH QUARTER NET PROFIT RISES 292%

Singapore, 12 February 2008: Global container shipping and logistics group Neptune Orient Lines (NOL) today reported a net profit for 2007 of US$523 million, 44% higher than the result for 2006.

The Group's EBIT was US$613 million, 53% higher than in 2006.

For the fourth quarter of 2007 (4Q07), the company reported a net profit of US$196 million (up 292%) and EBIT of US$228 million (up 221%).

Revenue for the year was up 12% to a record US$8.16 billion.

FINANCIAL HIGHLIGHTS

	2007	2006	Change %	4Q07	4Q06	Change %
Revenue (US$m)	8,160	7,264	12	2,424	1,985	22
EBIT (US$m)	613	401[1]	53	228	71	221
Net profits (US$m)	523	364[2]	44	196	50	292

[1] Excludes the impairment in value of goodwill arising on consolidation of US$100 million.
[2] Includes US$100 million impairment in value of goodwill arising on consolidation and offset by write back of net deferred tax liabilities of US$119 million.

Announcing the results in Singapore, NOL Group President and Chief Executive Officer, Dr Thomas Held, said: "At the start of 2007, we said NOL had a clear, unambiguous intention to grow profitably. We have delivered on that pledge."

"We have recorded significant growth in container volumes, succeeded in securing higher average unit revenues and adopted a rigorous, disciplined approach to the management of all aspects of our business. Our focus on cost leadership has paid off in a year in which our industry faced very significant pressure on costs, especially fuel."

"We built excellent momentum in the fourth quarter, with Liner volumes rising 16% quarter-on-quarter and a significantly improved performance in Logistics, coupled with effective cost control across the board."

In NOL's Liner business, APL, revenue was up 15% year-on-year at US$6.9 billion, and 26% higher for 4Q07, at US$2 billion. 4Q07 average revenue per FEU of US$2,865 was 11% higher than for the same period in 2006.

For the whole of 2007, APL carried record volumes of 2.4 million FEU (forty-foot equivalent unit). This was 12% more than in 2006, with particularly strong volume increases in the Intra-Asia trade lane.

APL's headhaul utilisation in 2007 continued to be at a high average level of 96%.

The Liner unit reported EBIT for 2007 of US$533 million, up 56% on 2006, and 4Q07 EBIT of US$196 million, 256% higher than for 4Q06.

Dr Held said: "Our business model with its focus on yield, value-added services, high asset utilisation and cost management has again delivered a good financial performance."

NOL's logistics unit, APL Logistics, recorded a 1% improvement in annual revenue at US$1.3 billion, with 4Q07 up 6% at US$381 million.

Logistics' EBIT grew by 14% year-on-year to US$57 million, with improved margins and continued cost management contributing to the positive increase. Quarter-on-quarter, EBIT improved by 90% to US$19 million, with the EBIT margin for 4Q07 at 5%.

Dr Held said: "APL Logistics' EBIT margins rank favourably in the logistics industry. Over the past year, we have made good progress in realigning our business model for logistics and focusing on our proven service strengths such as consolidation, deconsolidation and warehouse management."

NEW TERMINALS BUSINESS UNIT

From 2008, NOL will establish and report the results of a new container terminals business unit – APL Terminals.

Pro forma accounts provided today detail financial and performance information on the new Terminals unit. These show that if the Terminals unit had been operating as a separate business, with charges at arm's length, it would have delivered revenue of US$609 million and EBITDA of US$113 million in 2007.

The team appointed to manage the new business comes from NOL's existing management talent pool. The new President of APL Terminals, Steve Schollaert, has been with the NOL Group for 18 years. Mr Schollaert reports to the NOL Group CEO as part of the company's Group Executive Team.

Announcing the establishment of the new unit, Dr Held said: "Our Terminal assets are a valuable part of our portfolio. They are a critical component in our ability to deliver reliable, time-definite services. We recognise there is potential to expand our network by securing new concessions in geographies where customer demand is greatest and congestion is an issue."

APL Terminals operates facilities at Los Angeles, Seattle, Oakland and Dutch Harbour in North America. Its Asian terminals are at Kaohsiung, Yokohama and Kobe. In addition, APL Terminals has investments in facilities at Ho Chi Minh City, Vietnam and Laem Chabang, Thailand.

To view pro forma accounts for APL Terminals click here

FINAL DIVIDEND

The NOL Board of Directors has recommended a final tax-exempt (one-tier) dividend of 10 Singapore cents per share to be paid on 5 May 2008 to the shareholders whose names appear on the Company's share register at close of business on 22 April 2008. This is in addition to the interim tax-exempt (one-tier) dividend of 4 Singapore cents per share paid in September 2007. The total dividend for the performance year 2007 will be 14 Singapore cents per share.

OUTLOOK

Based on recent volatility in world financial markets and a slowing US economy, we expect growth in the US container trades to moderate. In other markets, we expect that there will be continuing growth in container shipping, particularly in trade lanes linked with the Asian economies.

4Q07 OPERATING PERFORMANCE (vs 4Q06)

Liner

- Revenue 26% higher at US$2 billion
- EBIT of US$196 million, up 256%
- EBIT Margin of 9.6%
- 11% increase in average revenue per FEU to US$2,865
- 16% growth in total container volumes quarter-on-quarter
- Liner network capacity 13% greater than a year earlier
- Headhaul utilisation averaged 93%

Logistics

- Revenue 6% higher at US$381 million
- EBIT of US$19 million, up 90%
- EBIT Margin of 5%
- International Services revenue 25% higher at US$157 million
- Contract Logistics revenue 5% down at US$224 million

FY07 OPERATING PERFORMANCE (vs FY06)

Liner

- Revenue 15% higher at US$6.9 billion
- EBIT of US$533 million, up 56%
- EBIT Margin of 7.8%
- 12% growth in container volumes year-on-year
- Average container shipping capacity expanded by 11%
- Headhaul utilisation averaged 96%

Logistics

- Revenue 1% higher at US$1.3 billion
- EBIT of US$57 million, up 14%
- EBIT margin of 4.3%
- International Services revenue 18% higher at US$516 million
- Contract Logistics revenue 7% down at US$807 million

-ENDS-

Note to editors:

Click here for the Corporate Presentation and Financial Statements.

Media Enquiries:

Mr Paul Barrett
Telephone: (65) 6371 7959
paul_barrett@nol.com.sg

Investor Enquiries:

Mr Bernie Yu
Telephone: (65) 6371 5028
bernie_yu@nol.com.sg

About NOL

Neptune Orient Lines (NOL) is a Singapore-based global container shipping and logistics company. Its container shipping arm, APL, provides world-class container shipping services and intermodal operations supported by leading-edge IT and e-commerce. Its logistics business, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

2007 Full Year Performance Review

12 February 2008

NOL

Forward Looking Statements

The following presentation includes forward-looking statements, which involve known and unknown risks and uncertainties, that could cause actual results or performance to differ. Forward looking information is based on current views and assumptions of management, including, but not limited to, prevailing economic and market conditions. Such statements are not, and should not be interpreted as a forecast or projection of future performance.

NOL

1. 2007 Financial Highlights



By Thomas Held
Group President & CEO

Group Financial Highlights

US$m	2007	2006	% ▲	4Q07	4Q06	% ▲
Revenue	**8,160**	7,264	12	**2,424**	1,985	22
EBIT	**613**	401	53	**228**	71	221
Net profit	**523**	364	44	**196**	50	292
Basic EPS (US cents)	**35.72**	25.00		**13.33**	3.38	

Group Dividends: Final dividend of 10.00 Singapore cents per share, tax exempt (one-tier).

Key Financial Indicators

Five Year Track Record of Revenue Growth



Revenue US$ millions
10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
CAGR = 10.3%
5,523
6,545
7,271
7,264
8,160
2003
2004
2005
2006
2007

Group EBIT Breakdown

US$m	2007	2006	% ▲	4Q07	4Q06	% ▲
Liner	**533**	341	56	**196**	55	256
Logistics	**57**	50[1]	14	**19**	10	90
Others	**23**	10	130	**13**	6	117
Total EBIT	**613**	**401[1]**	**53**	**228**	**71**	**221**

[1] Excludes the impairment in value of goodwill arising on consolidation of US$100 million.

Key Financial Indicators

Five Consistent Years of Solid Profitability



NPAT US$ millions
1,000
900
800
700
600
500
400
300
200
100
0
429
943
804
364
523
2003
2004
2005
2006
2007

EPS (US cents)	35.42	65.47	55.35	25.00	35.72



By Thomas Held
Group President & CEO

2. NOL Group – Committed to Growth

2007 – A Positive Report Card

- *Profitable Growth*
  - Revenues up 12%
  - EBIT up 53%
  - Value created for all stakeholders
- *Excellence in Customer Service*
  - 75% of customer calls attended within 12 seconds
  - REMODEL involving review of IT
  - Industry awards
- *Innovation*
  - Ocean 53
  - Time-definite services
  - IndiaLinx rail
- *Cost Leadership*
  - G&A cost levels remain flat
  - Liner cost/FEU, excluding bunker, remain flat
  - Cost mitigation efforts have minimised impact of higher fuel prices

A strategy for profitable growth and innovation which creates long-term value for all key stakeholders

The NOL Value Chain

A key differentiator of the NOL Group is our market-leading ability to provide reliable and time-definite services along a value chain we control


Origin Services
Destination Services
NOL Value Chain
Warehouse
Land
Consol
Shipping
Deconsol
Land
Warehouse
IT Visibility

We aspire to be the world's best ocean-based logistics provider

Organising for Growth

Newly organised business units with clear overlapping synergies



Synergies
Captive volumes,
Dedicated berth space,
Service reliability from
guaranteed berthing
Adjacencies
Consolidation,
Deconsolidation,
Int'l Warehousing,
Land Transport
Container Shipping
Terminals
Logistics

NOL

NOL Senior Management

Group President & CEO
Dr Thomas Held

- **Group Deputy Pres/CFO** – *Cedric Foo*
- **CEO, APL** – *Ron Widdows*
- **President, APL Logistics** – *Brian Lutt*
- **President, APL Terminals** – *Steve Schollaert*
- **Group CIO** – *Wu Choy Peng*
- **Group CHRO** – *Goh Teik Poh*

[redacted]

[redacted]

[redacted]

[redacted]

[redacted]

NOL

Terminals

Commitment to Expand and Invest in Our Global Network

Terminals

- Manage Terminals as a business, with increased visibility of performance
- Network of strategic gateway facilities and key hubs
  - Handles more than 4.5 million TEUs per year
  - Nine separate facilities on US West Coast and in Asia
  - A global top 10 operator
- 2007 revenue of US$609 million, EBITDA of US$113 million
- Exploit great potential to expand our existing network and capitalise on new terminal development opportunities
  - Focus on choke points and areas of greatest customer demand
  - Greater China, South East Asia, India, Middle East and Europe
  - Works already underway in Oakland and Vietnam
- Enhance linkages with APL operations – a major competitive advantage
  - Also sharpening focus on third party customers

Container Shipping

APL – a Top Rank Global Shipping Line

Container Shipping

- APL business model - an acknowledged benchmark for optimising profitability across the business cycle
  - Focus on yield, value-added services, asset utilisation and cost management
- Record volumes of 2.4 million FEU in 2007, up 12%:
  - Strong increases in Intra-Asia
  - Headhaul utilisation at 96%
  - Average container capacity up by 11%
- Accelerated organic growth plan:
  - 7,000 and 10,000 TEU vessels to enter fleet
- Bunker cost pressures faced
- Progress on the environment

Logistics

Focus on Profitable Growth in Origin & Destination services

Logistics

- Fourth quarter improvement
  - 90% improvement in EBIT
  - EBIT margin of 5.0%
- Cost management yields results
- Margins rank favourably in logistics industry
- Progress in realigning business model
  - Focus on consolidation, deconsolidation and warehousing
- Proven source of innovation
  - Time-definite services
  - IndiaLinx

NOL

We're in a Growth Industry

	Ocean *Global*	Terminal *Global*	Air *Global*	Land *US*	Contract Logistics *Global*	Parcel *Global*
Asset Operator Product: *Physical Transport*	*Sales: $187B* *CAGR: ~12%* *Top 10: ~70% (Capacity)*	*Sales: $50B* *CAGR: ~9%* *Top 10: 38%*	*Sales: $57B* *CAGR: ~6%* *Top 10: 49%*	<u>Trucking</u> *Sales: $520B* *CAGR: 2.5%.* *Top 10 : ~10%* <u>Rail Intermodal</u> *Sales: $14B* *CAGR: 5%* *Top 10: >95%*	*Sales: US$167B* *CAGR: 14%* *Top 10: 25%*	*Sales: ~$110B* *CAGR: ~9%* *Top 10: >80%*
Logistics Product: Management of door to door delivery	<u>Ocean Forwarding</u> *Sales: $55B* *CAGR: 11%* *Top 10: 40%*		<u>Air Forwarding</u> *Sales: $43B* *CAGR: 8%* *Top 10: 50%*	<u>*Truck brokerage*</u> *Sales: ~$160B* *CAGR: ~12%* *Top 10: <25%* <u>*Intermodal wholesale (IMC)*</u> *Sales: $4B* *CAGR: 11%* *Top 10: >70%*		

CAGR figures are for 2006 - 2012

Note: All sales figures in 2006, except Rail Intermodal figures in 2005, CAGR growth for the period 2006-12
Source: Transport Intelligence, IATA, Boeing, Traffic World, Oliver-Wyman, Drewry

NOL

Global Trade Lanes

Asia is the Engine of Global Trade



TRANS-ATLANTIC
2006 size: 6.1 m TEU
2007 growth est: ~3%

*Headhaul

Source: Drewry 2007 and NOL estimates

Group Outlook

Based on recent volatility in world financial markets and a slowing US economy, we expect growth in the US container trades to moderate. In other markets, we expect that there will be continuing growth in container shipping, particularly in trade lanes linked with the Asian economies.



By Cedric Foo
Group Deputy President & CFO

3. 2007 Financial Performance

NOL

Group Financial Highlights

US$m	2007	2006	% ▲	4Q07	4Q06	% ▲
Revenue	8,160	7,264	12	2,424	1,985	22
EBITDA	867	648[1]	34	299	139	115
• Depreciation & Amortisation	(254)	(247)	3	(71)	(68)	4
EBIT	613	401[1]	53	228	71	221
• Impairment of Goodwill	-	(100)	(100)	-	-	-
• Gross Interest Expense	(36)	(37)	(3)	(6)	(9)	(33)
• Tax	(54)	100	nm	(26)	(12)	117
Net profit to equity holders	**523**	**364**	**44**	**196**	**50**	**292**

[1] Excludes the impairment in value of goodwill arising on consolidation of US$100 million.

NOL

Group Revenue Breakdown

US$m	2007	2006	% ▲	4Q07	4Q06	% ▲
Liner	**6,852**	5,947	15	**2,048**	1,624	26
Logistics	**1,323**	1,310	1	**381**	361	6
Others	**129**	136	(5)	**37**	40	(8)
Elimination	**(144)**	(129)	12	**(42)**	(40)	5
Total Revenue	**8,160**	**7,264**	**12**	**2,424**	**1,985**	**22**



0% (Others)
16% (APL Logistics)
84% (APL Liner)

Group EBIT Breakdown

US$m	2007	2006	% ▲	4Q07	4Q06	% ▲
Liner	**533**	341	56	**196**	55	256
Logistics	**57**	50[1]	14	**19**	10	90
Others	**23**	10	130	**13**	6	117
Total EBIT	**613**	**401[1]**	**53**	**228**	**71**	**221**

[1] Excludes the impairment in value of goodwill arising on consolidation of US$100 million.

Liner

Accelerated profitable growth

US$m	2007	2006	% ▲	4Q07	4Q06	% ▲
Revenue	**6,852**	5,947	15	**2,048**	1,624	26
EBITDA	**766**	563	36	**262**	116	126
• Depreciation & Amortisation	**(233)**	(222)	5	**(66)**	(61)	8
EBIT	**533**	341	56	**196**	55	256
EBIT Margin	**7.8%**	5.7%		**9.6%**	3.4%	

- Revenue increased by 15% YoY to US$6.9 billion due to higher volumes, particularly in the Transpacific and Intra-Asia trade lanes, and improving freight rates in key trade lanes throughout the year.
- EBIT increased by 56% YoY to US$533 million and EBIT margins rose to 7.8% from 5.7% due to rate restoration in key trades, improved volumes, yield management and cost mitigation efforts.

NOL

Logistics

Focus on profitable growth in Origin & Destination services

US$m	2007	2006	% ▲	4Q07	4Q06	% ▲
Revenue	**1,323**	1,310	1	**381**	361	6
EBITDA	**68**	62[1]	10	**22**	14	57
• Depreciation & Amortisation	**(11)**	(12)	(8)	**(3)**	(4)	(25)
EBIT	**57**	50[1]	14	**19**	10	90
EBIT Margin	**4.3%**	3.8%		**5.0%**	2.8%	

[1] Excludes the impairment in value of goodwill arising on consolidation of US$100 million.

- Revenue for 2007 grew by US$13 million or 1% YoY due to higher volumes and change in business mix in the International Services segment.
- Logistics EBIT grew by US$7 million or 14% YoY to US$57 million in 2007 mainly due to continued cost management efforts in Contract Logistics operations, resulting in an overall increase in EBIT margins for the Logistics business.

NOL

Balance Sheet Highlights

US$m	28 Dec '07	29 Dec '06
Total Assets	5,009	4,271
Total Liabilities	2,301	2,129
Total Equity	2,708	2,142
Total Debt	592	672
Total Cash	504	694
Net Debt/(Cash)	88	(22)
Gearing (Gross)	0.22 x	0.31 x
Gearing (Net)	0.03 x	Net Cash
NAV per share (US$)	1.81	1.45
(S$)	2.63	2.22

NOL

Cash Flow Highlights

US$m	2007	2006
Cash & Cash Equivalents - Beginning	**694**	**1,161**
Cash Inflow/(outflow)		
Operating Activities	828	560
Investing/Capex Activities	(864)	(161)
Financing Activities	(154)	(866)
Redemption of Medium Term Note	-	*(298)*
Capital distribution/dividends	*(78)*	*(864)*
Others	*(76)*	*296*
Cash & Cash Equivalents – Closing	**504**	**694**

NOL

Capital Expenditure

US$m	2007 Actual	2006 Actual
1. Vessels	386	5
2. Equipment / Facilities	447	97
3. Drydock	43	39
4. IT	15	17
5. Others	22	20
Total	**913**	**178**

NOL

Proforma Group Results for 2007

NOL

Proforma Group Revenue Breakdown

US$m	2007	2006	▲%
Container Shipping	**6,653**	5,744	16
Logistics	**1,323**	1,310	1
Terminals	**609**	582	5
Others	**129**	136	(5)
Elimination	**(554)**	(508)	9
Total Revenue	**8,160**	**7,264**	**12**

Note: The proforma information on Terminals has been prepared as if the Terminals unit of the Group operates as a separate business and charges are at arm's length. In practice, terminal handling forms an integral part of shipping.

Proforma Group EBITDA Breakdown

US$m	2007	2006	▲%
Container Shipping	**659**	463	42
Logistics	**68**	62[1]	10
Terminals	**113**	104	9
Others	**27**	19	42
Total EBITDA	**867**	**648[1]**	**34**

[1] Excludes the impairment in value of goodwill arising on consolidation of US$100 million.

Note: The proforma information on Terminals has been prepared as if the Terminals unit of the Group operates as a separate business and charges are at arm's length. In practice, terminal handling forms an integral part of shipping.

Proforma Group EBIT Breakdown

US$m	2007	2006	▲%
Container Shipping	**446**	260	72
Logistics	**57**	50[1]	14
Terminals	**93**	85	9
Others	**17**	6	183
Total EBIT	**613**	**401**[1]	**53**

[1] Excludes the impairment in value of goodwill arising on consolidation of US$100 million.

Note: The proforma information on Terminals has been prepared as if the Terminals unit of the Group operates as a separate business and charges are at arm's length. In practice, terminal handling forms an integral part of shipping.

NOL

Appendix

NOL

Group Fuel and Currency Exposures

Bunker

- The Group continues to recover part of its fuel price increases from customers through bunker adjustment factors.
- The Group also maintains a policy of hedging bunker exposures.

Foreign exchange

- Major foreign currency exposures are in Euro, Japanese Yen, Chinese Yuan, S$, Korean Won, Canadian $, British Pound, A$, Indian Rupee and Taiwan Dollar.
- The Group maintains a policy of hedging foreign exchange exposures.

NOL

Operating Performance Liner

NOL

Liner 2007 Highlights

- Revenue increased by 15% YoY to US$6.9 billion due to higher volumes and freight rates in key trade lanes throughout the year.
  - Volume grew by 12% YoY, driven mainly by the Transpacific and Intra-Asia trade lanes.
  - FY2007 average revenue per FEU was 4% higher YoY as freight rates in key trade lanes continue to move in an upward momentum due to several successful rate restoration programs during the year. The freight rate momentum throughout the year resulted in a QoQ increase in average revenue per FEU of 11% in 4Q07.
  - In 2007, utilisation continues to be strong at 96% as average capacity expanded by 11%.
- EBIT increased by 56% YoY to US$533 million and EBIT margins rose to 7.8% from 5.7% due to rate restoration in key trades, improved volumes, yield management and cost mitigation efforts.
  - Bunker recovery in certain trade lanes and a conservative hedging policy has minimised the impact of rising bunker costs
  - Cost/FEU, excluding bunker fuel, remained flat on a year to year basis as a result of continuous cost mitigation efforts.

Liner Profit & Loss Summary

US$m	2007	2006	% ▲	4Q07	4Q06	% ▲
Revenue	**6,852**	5,947	15	**2,048**	1,624	26
EBITDA	**766**	563	36	**262**	116	126
• Depreciation & Amortisation	**(233)**	(222)	5	**(66)**	(61)	8
EBIT	**533**	341	56	**196**	55	256
EBIT Margin	**7.8%**	5.7%		**9.6%**	3.4%	

Liner Volume Growth

'000 FEUs	2007	2006	% ▲	4Q07	4Q06	% ▲
Americas	**1,014**	**895**	**13**	**298**	**242**	**23**
Transpacific	832	730	14	243	197	23
Latin America	182	165	10	55	45	22
Europe	**560**	**534**	**5**	**155**	**145**	**7**
Asia-Europe	428	414	3	117	113	4
Transatlantic	132	120	10	38	32	19
Asia/Middle East	**784**	**668**	**17**	**217**	**193**	**12**
Total	**2,358**	**2,097**	**12**	**670**	**580**	**16**

NOL

Liner : Volume Mix

- Asia/Middle East continues to grow as a proportion of overall volumes
- Transpacific East Coast trade growing as a proportion of total Transpacific volume
- Trade volume mix continues to be managed to maximise yields


33% (Asia/Middle East)
8% (Latin America)
35% (Transpacific*)
18% (Asia-Europe)
6% (Transatlantic)

2007 Volume breakdown


32% (Asia/Middle East)
8% (Latin America)
35% (Transpacific*)
20% (Asia-Europe)
5% (Transatlantic)

2006 Volume breakdown

* East Coast volume is 18% of total Transpacific volume in 2007 (2006 : 16%)

NOL

Liner Average Revenue/FEU

US$/FEU	2007	2006	% ▲	4Q07	4Q06	% ▲
Americas	3,347	3,416	(2)	3,312	3,362	(1)
Europe	2,848	2,497	14	3,161	2,524	25
Asia/Middle East	1,877	1,689	11	2,041	1,657	23
Total	**2,740**	**2,632**	**4**	**2,865**	**2,583**	**11**

Liner Average Revenue/FEU Trend

As rate environment continues to improve in selected key trades, higher average revenue/FEU was achieved in 4Q07.


US$/FEU
3,000
2,800
2,600
2,400
4Q06 Average Revenue/FEU US$2,583
4Q07 Average Revenue/FEU US$2,865
P1 06
P2 06
P3 06
P4 06
P5 06
P6 06
P7 06
P8 06
P9 06
P10 06
P11 06
P12 06
P1 07
P2 07
P3 07
P4 07
P5 07
P6 07
P7 07
P8 07
P9 07
P10 07
P11 07
P12 07

Liner : Americas

	2007	2006	% ▲	4Q07	4Q06	% ▲
Total Volumes ('000 FEUs)	**1,014**	**895**	**13**	**298**	**242**	**23**
• Transpacific	832	730	14	243	197	23
• Latin America	182	165	10	55	45	22
Average Revenue (US$/FEU)	**3,347**	**3,416**	**(2)**	**3,312**	**3,362**	**(1)**

- **Transpacific** : Continued strong demand resulted in robust volume growth despite concerns in the US economy arising from the weak housing market and sub-prime issues. Weaker US dollar and improved utilisation has also generated significant improvement in backhaul volume.
- **Latin America** : Improvements in volume and rate from continued healthy demand conditions in the trade lane.

Liner : Europe

	2007	2006	% ▲	4Q07	4Q06	% ▲
Total Volumes ('000 FEUs)	**560**	**534**	**5**	**155**	**145**	**7**
• Asia-Europe	428	414	3	117	113	4
• Transatlantic	132	120	10	38	32	19
Average Revenue (US$/FEU)	**2,848**	**2,497**	**14**	**3,161**	**2,524**	**25**

- **Asia-Europe** : Demand remained very strong, with significant freight rate improvement through rate restoration and yield mix programs. Volume growth was limited due to capacity constraints.
- **Transatlantic** : The Transatlantic route continue to grow with increase in volume.

Liner : Asia/Middle East

	2007	2006	% ▲	4Q07	4Q06	% ▲
Total Volumes ('000 FEUs)	784	668	17	217	193	12
Average Revenue (US$/FEU)	1,877	1,689	11	2,041	1,657	23

- **Asia/Middle East:** Robust demand conditions continued to drive up volumes in 4Q07. Average freight rates have also continued to strengthen in 4Q07 on a series of rate restoration programs.

Liner Trade Imbalance

Improvement in the Transpacific imbalance was due to greater demand for US products as a result of the weaker US dollar.

No. of FEUs that are full backhaul for every 10 FEUs full headhaul

Trade	2005	2006	2007
• Transpacific	5	5	6
• Asia-Europe	8	7	7
• Transatlantic	10	10	10

Liner Network Capacity & Utilisation

For the year 2007, average container shipping capacity expanded by 11% with headhaul utilisation sustained at a high level of 96%.



Average Capacity (weekly TEUs)
Utilisation %
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
100%
80%
60%
40%
20%
0%
93%
98%
98%
94%
96%
95%
99%
96%
98%
98%
99%
93%
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
2005
2006
2007
2008

Note: Figures are based on the headhaul leg of main linehaul services
The capacity figures takes into account 'winter program' initiations.

NOL

Liner New Vessel Commitments

New vessel commitments currently at 40 (owned and chartered), to be delivered between 2008 to 2012.



TEUs
< 5,000 TEU
7,000 - 10,000 TEU
5,000 - 6,999 TEU
> 10,000 TEU
100,000
75,000
50,000
25,000
0
13
16
3
8
2008
2009
2010
2011

NOL

Industry Bunker Price (Quarterly Average)

Rising bunker prices have added significant costs over the last four years.



US$/MT
500
450
400
350
300
250
200
150
2004
2005
2006
2007
164
177
182
181
199
250
280
290
315
333
310
270
285
342
378
463
1Q04 2Q04 3Q04 4Q04 1Q05 2Q05 3Q05 4Q05 1Q06 2Q06 3Q06 4Q06 1Q07 2Q07 3Q07 4Q07

Source: Platts (High Sulphur Fuel Oil SIN 380cst Grade)

NOL

Operating Performance Logistics

NOL

Logistics 2007 Highlights

- Revenue for 2007 grew by US$13 million or 1% YoY due to higher volumes and change in business mix in the International Services segment. The growth in International Services was offset by lower volume from the Contract Logistics segment.
- Logistics EBIT grew by US$7 million or 14% YoY to US$57 million in 2007 mainly due to continued cost management efforts in Contract Logistics operations, resulting in an overall increase in EBIT margins for the Logistics business. The continued cost management efforts has resulted in a QoQ improvement in 4Q07 EBIT of 90% to US$19 million from US$10 million and EBIT margins improving to 5.0% from 2.8%.

NOL

Logistics P&L Summary

US$m	2007	2006	% ▲	4Q07	4Q06	% ▲
Revenue	**1,323**	1,310	1	**381**	361	6
EBITDA	**68**	62[1]	10	**22**	14	57
• Depreciation & Amortisation	**(11)**	(12)	(8)	**(3)**	(4)	(25)
EBIT	**57**	50[1]	14	**19**	10	90
EBIT Margin	**4.3%**	3.8%		**5.0%**	2.8%	

[1] Excludes the impairment in value of goodwill arising on consolidation of US$100 million.

NOL

Performance Breakdown

Business Segment	2007	2006	% ▲	4Q07	4Q06	% ▲
Revenue	**1,323**	**1,310**	**1**	**381**	**361**	**6**
• Contract Logistics	807	871	(7)	224	235	(5)
• International Services	516	439	18	157	126	25
EBIT	**57**	**50**[1]	**14**	**19**	**10**	**90**
• Contract Logistics	27	18[1]	50	7	4	75
• International Services	30	32	(6)	12	6	100
EBIT Margin	**4.3%**	**3.8%**		**5.0%**	**2.8%**	
• Contract Logistics	3.3%	2.1%		3.1%	1.7%	
• International Services	5.8%	7.3%		7.6%	4.8%	

[1] Excludes the impairment in value of goodwill arising on consolidation of US$100 million.

NOL

Logistics' Revenue Trend – By Region

Growth in the Asia/Middle East and Europe region has resulted in greater contribution to overall revenue and accounting for 23% and 15% respectively in 2007.


US$m
1400
1200
1000
800
600
400
200
0
19%
23%
2006
2007
Americas
Europe
Asia & Middle East

NOL

Logistics' Revenue Trend – By Customer Segment

Shows the benefit of continuing focus on key Auto and Consumer verticals.



US$m
1400
1200
1000
800
600
400
200
0
10 %
14 %
13 %
10 %
2006
2007
Auto/ Industrial
Consumer
Retail
Electronics/ Hi tech
Other

NOL

Proforma Operating Performance
Terminals

NOL

Proforma Terminals Profit & Loss Summary

US$m	2007	2006	▲%
Revenue	**609**	582	5
EBITDA	**113**	104	9
Depreciation & Amortisation	**(20)**	(19)	5
EBIT [1]	**93**	85	9
EBIT Margin	**15.3%**	14.6%	
Volume ('000 lifts)	**2,469**	**2,420**	**2**
Average Revenue (US$/Lift)	**247**	**241**	**2**

[1] Includes share of results from a joint venture.

Note: The proforma information on Terminals has been prepared as if the Terminals unit of the Group operates as a separate business and charges are at arm's length. In practice, terminal handling forms an integral part of shipping.

Terminals Network

NOL operates container terminals in strategic locations, primarily in key hubs on the US West Coast and East Asia


Rotterdam
(Maasvlakte 2)
Qingdao
Yokohama
Kobe
Kaohsiung
Dutch
Harbour
Seattle
Oakland
APL Operated
Joint Venture/ Investment
New Terminal Concessions

Terminals Network Capacity



TEU '000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
San Pedro
Oakland
Seattle
Dutch Harbour
Kaohsiung
Yokohama
Kobe
Ho Chi Minh*

* Capacity is based on equity share of capacity in joint venture.

Terminals : Volume Mix

- Non-APL volumes constitute 34% to total volume.



9% (3rd Party)
25% (Alliance partners)
66% (APL)

2007 Volume breakdown

Port Congestion Expected

- Capacity expected to lag demand
- US and Europe is expected to have the worst impact



M TEUs
CAGR '06-'12
800
750
700
650
600
550
500
450
400
Capacity
Throughput
3.9%
9.3%
2006
2007
2008
2009
2010
2011
2012

	2006	2007	2008	2009	2010	2011	2012
Throughput	441	490	540	591	643	697	753
Capacity	614	657	696	732	758	768	773
Utilisation	72%	75%	78%	81%	85%	91%	97%

Source: Drewry 2007

End of Presentation
Thank You

Neptune Orient Lines Ltd
456 Alexandra Road,
NOL Building
Singapore 119962
Tel: (65) 6278 9000
Fax: (65) 6278 4900
Company registration number : 196800632D
Website: www.nol.com.sg

END